EXHIBIT 21


                              List of Subsidiaries

Starway Management Limited, a British Virgin Islands corporation (ownership of 50% interest as of September 30, 2004 and 65% ownership as of November 17,
2004).

Shenzhen Dicken Industrial Development Limited, a company organized in the People's Republic of China.

Shenzhen Dicken Technology Development Limited, a company organized in the People's Republic of China.